SEC Mail Processing Section — Received FEB 27 2006 — Wash., D.C.

06004478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/11/06

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GoldK Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal St, 6th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonid Berline (617) 896-3547
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saltz, Shamis & Goldfarb, Inc.
(Name – *if individual, state last, first, middle name*)

301 Springside Drive	Akron	OH	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2006 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Leonid Berline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoldK Investment Services, Inc., as of December, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public — Paul A Matheson IV — My Comm Exp 11/8/2007 — Known Personally — Suffolk Co

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDK INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

SS&G Financial Services
Certified Public Accountants & Advisers

Report of Independent Auditors

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.

We have audited the accompanying statement of financial condition of GoldK Investment Services, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoldK Investment Services, Inc. at December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of the Company taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Providing the services that bring solutions.

member of: OSCPA, PCAOB, the AICPA's Center for Public Company Audit Firms, and The Leading Edge Alliance.

SS+G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2006
Akron, Ohio

GOLDK INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Assets	
Cash	$ 271,649
Accounts receivable	150,697
Prepaid expenses	15,924
Deferred tax asset	30,708
Total assets	$ 468,978
Liabilities	
Accounts payable and accrued expenses	$ 110,527
Due to stockholder	195,647
Accrued income taxes	39,086
Total liabilities	345,260
Stockholder's equity	
Common stock, no par value, authorized, issued and outstanding 200 shares	-
Additional paid-in capital	598,602
Accumulated deficit	(474,884)
Total stockholder's equity	123,718
Total liabilities and stockholder's equity	$ 468,978

See accompanying notes to financial statements.

GOLDK INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
12b-1 Commissions, net	$ 427,323
Miscellaneous income	148
Total revenues	427,471
Expenses	
Clearing broker expenses	14,795
Other selling, general and administrative expenses	144,896
Management fee	184,000
Total operating expenses	343,691
Operating income	83,780
Income taxes	8,378
Net income	$ 75,402

See accompanying notes to financial statements.

GOLDK INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2004	$ 738,602	$ (550,286)	$ 188,316
Capital withdrawals by parent	(140,000)	-	(140,000)
Net loss	-	75,402	75,402
Balance at December 31, 2005	$ 598,602	$ (474,884)	$ 123,718

See accompanying notes to financial statements.

GOLDK INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 75,402
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(30,708)
Changes in assets and liabilities:	
Increase in accounts receivable	(46,356)
Increase in prepaid expenses	(2,307)
Decrease in accounts payable and accrued expenses	(73,910)
Increase in due from stockholder	195,647
Increase in accrued income taxes	39,086
Decrease in deferred revenue	(47,017)
Net cash from operating activities	109,837
Cash flows from financing activities	
Capital withdrawals by parent	(140,000)
Decrease in cash	(30,163)
Cash and cash equivalents at beginning of year	301,812
Cash and cash equivalents at end of year	$ 271,649

See accompanying notes to financial statements.

NOTE A - Summary of Significant Accounting Policies

Organization and Basis of Presentation
GoldK Investment Services, Inc. (the Company or GKIS) is a mutual fund retailer for the ERISA Qualified Plans (such as 401(k)) only, and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides services to ERISA Qualified Plan Sponsors, Trustees, Participants as well as financial advisors, broker-dealers and registered representatives in facilitating the trading of Mutual Fund shares. The assets are coming from Qualified Plan Participants directly to the ERISA custodians. Currently two Trust Companies are involved in connection to these activities: Matrix Settlement and Clearing Services and Sungard Transaction Network. Securities are held in custody of the above listed Trust Companies.

GKIS does not: 1) maintain custody of customer funds or securities, or 2) maintain customer accounts.

GKIS does not: 1) make any recommendations to buy, sell or hold any securities, or 2) make any recommendations or comments in regard to the suitability.

GKIS does not: 1) have any discretion over customer's funds or securities, or 2) enter, execute, or affect in any other way client's trading activity.

GKIS is acting as a Broker of Record for some of the Custodial Accounts for ERISA Qualified Plans. Accounts are being held in Custody of the Trust Companies For the Benefit of the Plan. 100% of assets that GKIS is acting as a Broker of Record for are ERISA qualified and are being record-kept by its parental company - The Retirement Plan Company, LLC. GKIS acts as a Broker of Record for Omnibus Mutual Fund accounts that are being established in order to facilitate the trading for the plans.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Concentration of Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash investments. The Company maintains its temporary cash investments with a financial institution. The investments maintained by the financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2005 the Company had no other significant concentrations of risk.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE A - Summary of significant accounting policies, continued

Financial Instruments
The carrying values of the Company's financial instruments approximate their fair values at December 31, 2005.

Recognition of Commission Revenue and Expense
The Company earns 12b-1 commissions for facilitating the purchases of mutual funds shares for 401 (k) and profit sharing plans. Commissions earned on balances are based on the average balances maintained in the funds for the benefit of 401(k) and profit sharing plan participants and are recorded on an accrual basis. Any commissions paid to another brokerage firm are recorded as a deduction of revenue earned.

Income Taxes
Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not some or all of the deferred taxes will not be realized.

The accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities at December 31, 2005:

Deferred tax asset	$ 46,000
Valuation allowance	(15,292)
Net deferred tax asset	30,708
Deferred tax liability	-
Net deferred tax asset	$ 30,708

The deferred tax asset results from timing differences in the deductibility of management fees.

Income tax expense is comprised of the following for the year ended December 31, 2005:

Current federal and state income tax expense	$ 39,086
Deferred income tax (benefit)	(30,708)
	$ 8,378

NOTE B - Related-Party Transactions

During the year, affiliates of the Company provided various administrative and operational support services to the Company. Included in other selling, general and administrative expenses are personnel and overhead costs allocated from GoldK/TRPC of $144,896.

NOTE B - Related-Party Transactions, continued

The Company has entered into a support and services agreement with TRPC, whereby TRPC provides services to the Company. The monthly fee for these services shall be an amount equal to any and all net operating income of the Company for the preceding month. Management fee expense totaled $184,000 for the year ended December 31, 2005.

NOTE C - Benefits

GoldK administers a 401(k) salary investment plan covering virtually all of the Company's full-time employees. There were no contributions by either the Company or GoldK during the year ended December 31, 2005.

NOTE D - Commitments and contingencies

In the normal course of business, securities transactions of customers are introduced and cleared through a Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company is therefore exposed to the credit risk of nonperformance by its customers and may sustain a loss if the market value of a security is different from the contract value of the transaction.

NOTE E - Net Capital Requirements

As a member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the NASD, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2005 was $23,017. At December 31, 2005, the Company's net capital was $35,412 and exceeded the minimum net capital requirement by $12,395. The Company's ratio of aggregate indebtedness at December 31, 2005 was 9.75 to 1.

Supplemental Information

GOLDK INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total Stockholder's Equity from Statement of Financial Condition		$ 123,718
Deductions:		
Nonallowable assets:		
Accounts receivable	$ 37,674	
Prepaid expenses	15,924	
Deferred tax asset	30,708	
	84,306	
Other deductions:		
Fidelity bond deductible	4,000	
Net capital		35,412
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		23,017
Excess net capital		$ 12,395
Total aggregate indebtedness		$ 345,260
Percentage of aggregate indebtedness to net capital		975%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital differs from the corresponding computation prepared by the Company for inclusion on its Part II(A) FOCUS Report filing for the period October 31, 2005 through December 31, 2005. The difference relates to an increase in both the nonallowable assets and aggregate indebtedness due to a change in the Company's estimate of income tax expense and deferred income taxes at December 31, 2005. The differences resulted in the excess net capital recorded on the above calculation to be less than the amount recorded on the Part II FOCUS filing by $32,753.

These changes are in agreement with the amended Part II(A) FOCUS Report filing dated February 22, 2006.

GOLDK INVESTMENT SERVICES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Supplementary Report

SS&G *Financial Services*
Certified Public Accountants & Advisers

Independent Auditors' Supplementary Report on Internal Control

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GoldK Investment Services, Inc, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S & G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2006
Akron, Ohio

S&G Financial Services

www.SandG.com